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                                                               EXHIBIT 99(A)(12)
                                                                   VIAD
                                                                 VIAD CORP

                                                            1860 NORTH CENTRAL
                                                                  AVENUE
                                                             PHOENIX, AZ 85077

                                                             William H. Peltier
                                                             602/207-5812
                                                             bpeltier@viad.com



                       VIAD EXTENDS $17 CASH TENDER OFFER



                         FOR MONEYGRAM TO 6 P.M. TODAY



     PHOENIX, Ariz., May 8, 1998 -- Viad Corp (NYSE:VVI) said today it is extending its cash tender to buy MoneyGram Payment Systems, Inc. (NYSE:MNE) at a price of $17 per share. The offer, which commenced on April 10, 1998, and was scheduled to expire at 12:00 noon, New York City time today, May 8, has been extended to 6:00 p.m., New York City time, today, May 8, 1998.



     If a majority of the shares are tendered, Viad is prepared to close this transaction based on regulatory approvals it has received. According to the Depository for the offer, approximately 4.4 million shares of common stock of MoneyGram, representing approximately 26.6 percent of the shares outstanding, had been tendered and not withdrawn pursuant to the tender offer as of the close of business on May 7, 1998. MoneyGram is intended to be part of Viad's Travelers Express Company in Minneapolis, the nation's largest money order company.



     Viad Corp is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services, and travel and leisure. Headquarters are in Phoenix, Ariz.



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